# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: newcleo plc, CIK 0002131813
CUSIP: G6448L103
Title of class of securities: Ordinary Shares, par value $0.02288 per share.
Address of issuer's principal executive offices: 55 South Audley Street, London, United Kingdom (X0), W1K 2QH
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002160120

## Reporting persons
- Elysia Capital I SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 19,210,290; shared voting power 0; sole dispositive power 19,210,290; shared dispositive power 0; aggregate amount beneficially owned 19,210,290 (6.8% of the class)
  Comment: Consists of 19,210,290 Ordinary Shares held of record by Elysia Capital I SCSp. Elysia Capital I SCSp is a Luxembourg special limited partnership managed by its general partner, Elysia GP S.a r.l., the directors of which are Luca Alemani, David Luksenburg and Dominique Perilleux. Elysia Capital I SCSp holds sole voting and dispositive power over such Ordinary Shares, exercised through its general partner. Stefano Buono is the ultimate beneficial owner of Elysia Capital I SCSp and, by virtue of his control of Elysia Capital I SCSp, may be deemed to share voting and dispositive power over such Ordinary Shares. The percentage set forth herein is calculated based upon 281,534,950 Ordinary Shares of the Issuer issued and outstanding as of the date hereof. he Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly on their behalf in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
- Buono Stefano: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 913,045; shared voting power 19,210,290; sole dispositive power 913,045; shared dispositive power 19,210,290; aggregate amount beneficially owned 20,123,335 (7.1% of the class)
  Comment: Consists of (i) 19,210,290 Ordinary Shares held of record by Elysia Capital I SCSp, (ii) 119,603 Ordinary Shares held of record directly by Mr. Buono and (iii) 793,442 Ordinary Shares issuable upon the exercise of options held by Mr. Buono that are exercisable within 60 days. Mr. Buono holds sole voting and dispositive power over the 913,045 Ordinary Shares described in clauses (ii) and (iii). Mr. Buono is the ultimate beneficial owner of Elysia Capital I SCSp and, by virtue of his control of Elysia Capital I SCSp, may be deemed to share voting and dispositive power over the 19,210,290 Ordinary Shares described in clause (i). Mr. Buono disclaims beneficial ownership of the Ordinary Shares held of record by Elysia Capital I SCSp, except to the extent of any pecuniary interest therein. The percentage set forth herein is calculated based upon 281,534,950 Ordinary Shares of the Issuer issued and outstanding as of the date hereof, plus the 793,442 Ordinary Shares issuable upon the exercise of options held by Mr. Buono that are exercisable within 60 days, which are deemed outstanding for the purpose of computing Mr. Buono's percentage in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly on their behalf in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

## Item 1. Issuer
Name of issuer: newcleo plc
Address of issuer's principal executive offices: 55 South Audley Street, London, United Kingdom, W1K 2QH

## Item 2. Person Filing
Name of person filing: Elysia Capital I SCSp; Stefano Buono (each a "Reporting Person" and, together, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of Elysia Capital I SCSp is 2, Place de Strasbourg, 2562 Luxembourg, Grand Duchy of Luxembourg. The address of Stefano Buono is Via Duchessa Jolanda 13A, 10138 Turin (TO), Italy.
Citizenship: Elysia Capital I SCSp is a special limited partnership (societe en commandite speciale) organized under the laws of the Grand Duchy of Luxembourg. Stefano Buono is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Elysia Capital I SCSp: 19,210,290; Stefano Buono: 20,123,335
Percent of class: Elysia Capital I SCSp: 6.8%; Stefano Buono: 7.1%
Sole power to vote or to direct the vote:
Elysia Capital I SCSp: 19,210,290
Stefano Buono: 913,045
Shared power to vote or to direct the vote:
Elysia Capital I SCSp: 0
Stefano Buono: 19,210,290
Sole power to dispose or to direct the disposition:
Elysia Capital I SCSp: 19,210,290
Stefano Buono: 913,045
Shared power to dispose or to direct the disposition:
Elysia Capital I SCSp: 0
Stefano Buono: 19,210,290

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are Elysia Capital I SCSp, a Luxembourg special limited partnership managed by its general partner, Elysia GP S.a r.l., and Stefano Buono, the ultimate beneficial owner of Elysia Capital I SCSp. Mr. Buono disclaims beneficial ownership of the Ordinary Shares held by Elysia Capital I SCSp, except to the extent of any pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Agreement pursuant to Rule 13d-1(k)(1) by and among Elysia Capital I SCSp and Stefano Buono.

## Signatures
- Elysia Capital I SCSp: /s/ David Luksenburg, David Luksenburg, Class B Manager of Elysia GP S.a r.l., the General Partner of Elysia Capital I SCSp (10/15/2026)
- Buono Stefano: /s/ Stefano Buono, Stefano Buono, individually (10/15/2026)